EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

February 10, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Christopher Edwards, Esq., Office of Life Sciences

Re:	Mystic Holdings, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed January 3, 2020
File No: 024-11093

Ladies and Gentlemen:

On behalf of Mystic Holdings, Inc., a Nevada corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 3 (the “Amendment”) to the captioned Offering Statement on Form 1-A (the “Offering Statement”), for the registration of 50,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the SEC in its comment letter dated January 22, 2020, with respect to the Offering Statement filed by the Company on January 3, 2020.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Christopher Edwards, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Amendment.

Amendment No. 2 to Form 1-A

Cover Page

1.	Please revise the third paragraph to note potential uncertainties concerning your ability to complete the share exchange, conduct an IPO in Canada, and obtain a Canadian Securities Exchange listing. With respect to the share exchange, revise to highlight the irrevocable proxy that investors must give in order to subscribe to this offering and indicate, if true, that U.S. investors would receive a special class of common stock that would be different from the class of shares that the merged company would seek to list on the Canadian Securities Exchange.

February 10, 2020 Page 2

Response: As requested by the staff, the third paragraph on the cover page of the Offering Circular has been revised to note potential uncertainties concerning the Company’s ability to complete the share exchange, conduct an IPO in Canada and obtain a Canadian Securities Exchange listing.

As revised, the Company has eliminated the irrevocable proxy for the proposed share exchange that investors in this offering were previously asked to accept. The Company has also amended the terms of the proposed share exchange transaction to involve only one class of common stock of the surviving Canadian company.

Our Company, page 1

2.	Please revise to explain and provide support for the following product claims made on pages 1 through 3:

●	consumers are provided with a “clean and effective product”;

●	you mass produce “medically precise” cannabis products; and

●	you are best known for your “medically precise homogenization” of edibles. Our Proposed Expansion of a Retail Channel and Planned Dispensaries, page 3

Response: In response to this comment, disclosure has been updated relating to the product claims on pages 1, 2 and 3 as follows:

As to the first two claims - The product testing environment in Nevada is often referred to as one of the best in the nation, with several other states utilizing it as the foundation for creating their own. The Company holds itself accountable to testing its products with laboratories known for their core sense of ethics and ability to provide accurate results. The State requires certain cutoff thresholds with regard to any impurities found within lab results, however the Company takes it upon itself to establish even more aggressive cutoffs to ensure or products are known as the safest choice for consumers. Another benefit provided by its lab partners is the ability for the Company to continue growing strains known to produce the highest average THC, CBD and Terpene concentration, which will translate to a more effective product for the consumer and ultimately a cost benefit for the Company. The Company employs a process of “milestone testing” in which it will test its products at various stages in production and aggregate this data for analyzing and dictating which products will prove to be the most effective. From this, the Company is able to optimize its garden and production techniques.

As to the third claim - In the Company’s constant efforts to ensure the accuracy in dosing each unit, it employs a specific cadence in testing at multiple stages within the process of producing its edibles. This guarantees that the starting dose remains consistent throughout processing and remains unaffected by any other changes the Company makes throughout production, allowing for precise dosing and accurate homogenization. In order to guarantee homogeneity and even dosage from serving to serving within each product, the Company utilizes homogeneity testing provided by its lab partners.

The Company is supplementally providing to the staff samples from an independent state licensed lab of the homogeneity test and a ranking done by an independent website company that shows that the Company’s flower and pre-roll is in the top ten for the state.

February 10, 2020 Page 3

3.	Please revise to clarify whether you will rely on offering proceeds to close one or both acquisitions. Also indicate whether you would purchase one of the two dispensaries if you were to raise less than a certain dollar amount and identify such dispensary.

Response: At the request of the staff, disclosure has been added on page 4 to indicate that the Company relies on the offering proceeds to complete the purchase of the Reno dispensary. In the event less than approximately $10 million is raised in the offering, the Company is prepared to seek additional financing from insider sources. The Company does not require any offering proceeds for the Las Vegas dispensary acquisition.

4.	Please revise to explain where you are in the planning stages for the Convention Center Drive Dispensary. In particular, revise to indicate whether you own or lease the land for the dispensary and discuss the funding needed to build a mega-dispensary. To the extent that you do not have funding or agreements in place to build such facility, please also explain to us why you believe it is appropriate to highlight plans for this dispensary in the Offering Summary.

Response: As suggested by the staff, the Company has removed the “Planned Convention Center Drive Dispensary” paragraph from the Offering Summary and Business section.

Selected Risks Associated with Our Business, page 5

5.	Please revise to highlight risks relating to the regulation and legal status of your products under the Controlled Substances Act of 1970.

Response: At the request of the staff, an additional summary risk under “Selected Risks Associated with Our Business” has been inserted on page 5 relating to the regulation and legal status of cannabis under the Controlled Substances Act of 1970.

The Share Exchange Transaction, page 8

6.	Please disclose the date by which Qualcan Canada must achieve public trading status to avoid triggering the issuance of warrants to purchase shares of Mystic common stock.

Response: In response to this comment, disclosure has been added to indicate that the date by which Qualcan Canada must achieve public trading status is May 31, 2020 with respect to the convertible debentures with a C$0.30 conversion price, and August 31, 2020 with respect to the convertible debentures with a C$0.80 conversion price, in order to avoid triggering the issuance of warrants to purchase the Company’s common stock. See page 9.

7.	Please revise your disclosure in the first paragraph on page 8 to explain how the two classes of shares are “essentially identical.” With reference to Schedule C and page 10 of the Share Exchange Agreement, also discuss the “special rights and restrictions” applicable to the Class A common shares to be held by U.S. shareholders. Also briefly discuss why it would be important for Qualcan Canada to maintain foreign private issuer status.

Response: The Company has determined to amend the terms of the proposed share exchange transaction to involve only one class of common stock of the surviving Canadian company. Qualcan Canada’s U.S. filing status will be determined based on then applicable reporting rules.

February 10, 2020 Page 4

Our Business

Employees, page 46

8.	With reference to your disclosures on F-14 and F-29, please disclose the number of leased employees and explain the terms of your agreements with entities affiliated with your executive officers and directors.

Response: In response to the staff’s comment, the Company has added appropriate disclosure on leased employees. As of December 31, 2019, however, the Company no longer leased employees from related parties. The terms of the lease arrangements consist only of the reimbursement of taxes and payroll with no marginal write-up of these amounts.

Executive Compensation, page 53

9.	Please update the executive compensation section to include information for the fiscal year ended December 31, 2019.

Response: In accordance with Regulation S-K Item 402, the executive compensation section has been updated to include information for the fiscal year ended December 31, 2019. See page 53.

8% Convertible Debentures, page 57

10.	Please revise Part I, Item 6 and Part II, Items 12 and 13 to reflect your 2019 Private Placements.

Response: As requested by the staff, revisions to Part I, Item 6 and Part II, Items 12 and 13 have been made to reflect both of the 2019 private placements.

Balance Sheet, page F-4

11.	Please revise to present current maturities of long-term debt within current liabilities.

Response: As required, the Balance Sheet has been revised to present Current Maturities of Long Term Debt under Current Liabilities.

12.	We note the financial statements for the years ended December 31, 2018 and 2017 have been restated. Please disclose on the face of the financial statements that they have been restated, and disclose in a note the nature and amounts of the restatements as required by paragraph 7 of ASC 250-10-50.

Response: As required by paragraph 7 of ASC 250-10-50, the face of the financial statements for the two most recently completed fiscal years have been revised to indicate that they are restated and Note 17, “Restatement of Financial Results” has been added to disclose the nature and amounts of the restatements.

Note 17 Subsequent Events, page F-19

13.	We read that you have evaluated subsequent events through December 28, 2019. However, your report is dated December 30, 2019. Please explain to us and clarify in the filing why you did not evaluate subsequent events through the date of your audit report.

February 10, 2020 Page 5

Response: The Subsequent Events Note 18 end date has been corrected to correspond to the date of the independent auditor’s report when the restated financial statements were issued.

14.	Please disclose the nature of the purchase price for the two acquisitions (e.g. cash, note receivable, stock).

Response: The Subsequent Events Note 18 has been revised to disclose the nature of the purchase prices for the two proposed asset acquisitions.

Supplemental Information, page F-21

15.	Please explain the nature and components of the expense item “280E Allocation”. Financial Statements of Mystic Holdings for the Six Months Ended 6/30/19, page F-24

Response: In response to this comment, this matter pertains to the Blum-Desert Inn supplemental information. Pursuant to Internal Revenue Service guidelines under IRC Section 280E, which pertains to the marijuana industry, administrative, selling & general expenses except expenses which are directly related to the production, and acquisition of marijuana products for resale (cost of goods sold), to customers are not allowed as a deduction for federal income tax computation. The taxpayer, however, is allowed certain additional administrative, selling & general expenses which are related to cost of sales of marijuana products as a deduction. Thus, the “280E Allocation” represents the administrative, selling & general expenses which are directly related to production or acquisition of marijuana related products for resale which is charged to Cost of Goods Sold.

16.	In the statement of cash flows for June 30, 2019, revise the amount of cash at the beginning of the year to agree with the balance sheet at December 31, 2018.

Response: As noted by the staff, the amount of cash at the beginning of the year in the Statement of Cash Flows of Mystic Holdings for June 30, 2019 has been revised and now agrees with the audited closing balances in the Balance Sheet at December 31, 2018.

Unaudited Pro Forma Financial Information, page F-83

17.	We see the pro forma information is presented as though the two business acquisitions were a pooling of interests. However, you have acquired two separate businesses that are distribution facilities, each of which should be accounted for as a business acquisition. Please revise to present the acquisitions of two businesses in accordance with Article 11 of Regulation S-X. Present separate pro forma adjustments to reflect the purchase accounting for each acquisition, and explain each adjustment in a footnote. See Item (b)(7)(iv) of Part F/S.

Response: Pursuant to Item (b)(7)(iv) of Part F/S, the presentation, computation and notes requirements pursuant to Article 11 of Regulation S-X have been revised. See the updated Unaudited Pro Forma Condensed Combined Balance Sheet (six months ended June 30, 2019), and Unaudited Pro Forma Condensed Combined Income Statements (six months ended June 30, 2019 and year ended December 31, 2018).

February 10, 2020 Page 6

18.	Please revise to present a pro forma income statement for the periods required by Rule 8-05 of Regulation S-X, which would include the year ended December 31, 2018.

Response: As noted above, the pro forma income statements for the periods required by Rule 8-05 of Regulation S-X, which includes the year ended December 31, 2018, are included in this filing.

Exhibits

19.	Please file the letter of intent referenced on page 8. General

Response: The Company respectfully believes that the earlier letter of intent relating to the proposed share exchange agreement is not required to be filed pursuant to Item 601 of Regulation S-K.  The letter of intent is not material or relevant, having been superseded by the definitive Share Exchange Agreement (included as Exhibit 6.1), and is not a contract “to be performed” because, according to the terms of the letter of intent, it “is not intended to create and shall not create legally binding obligations between the Parties with respect to a proposed Transaction.  Unless provided for in the Definitive Agreement, neither Party assumes any liability or obligation of any kind whatsoever . . . to the other or to any other person in connection with any discussions, negotiations, representations, understandings or other conduct regarding a proposed Transaction (emphasis added).”

Further, the definitive Share Exchange Agreement, the only operative agreement related to the transaction, provides in Section 9.13 that this agreement, together with the documents required to be delivered pursuant thereto “constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions . . . between the parties hereto . . . (emphasis added).”

It is also important to note that the letter of intent was executed in April 2019, while the Share Exchange Agreement was executed five months later in September 2019.  During the gap period, the parties formalized the proposed transaction structure and negotiated other aspects of the transaction following tax, corporate, securities law and financial advice. Even from a financial accounting point of view, at the time the letter of intent was executed and through the date the Company’s June 30, 2019 interim financial statements were issued, the share exchange had no financial impact on the Company’s financial statements. Given the insignificance of the letter of intent to the share exchange agreement and the note financing transactions that are disclosed and material documents filed as exhibits, the Company has deleted reference to it in the Offering Statement.

Accordingly, the Company does not believe the terms of the letter of intent would be meaningful to investors, and may instead be potentially confusing. Finally, providing a letter of intent to a current definitive agreement is tantamount to being asked to provide early drafts of a definitive agreement, which would be an unusual precedent.

20.	Please give us your analysis on whether Qualcan Canada should be listed as a co-issuer in this offering given the relationship between Mystic Holdings and Qualcan Canada. To this end we note that (i) the Share Exchange Agreement was executed and (ii) Qualcan Canada extended a non-interest bearing bridge loan to fund your interim working capital and transaction expenses. In responding to this comment, please also address Section 9 of the Subscription Agreement, as discussed in Comment 21 below.

Response: As a preliminary matter, the Company has eliminated the irrevocable proxy to vote for the Qualcan Canada share exchange that investors were previously asked to give pursuant to the Subscription Agreement in order to subscribe to this offering. There is no other voting agreement for the transaction from the Company’s existing stockholders. The Company has also clarified throughout the prospectus that the share exchange transaction may not be completed and there are significant conditions precedent thereto, including stockholder and regulatory approvals.

The Company respectfully submits to the staff that Qualcan Canada should not be listed as a co-issuer in this offering. The Company is a separate corporation and is not affiliated with or controlled by Qualcan Canada. The Company and Qualcan Canada currently have no common directors, officers or shareholders. The Share Exchange Agreement with Qualcan Canada and the bridge loan made by Qualcan Canada were arm’s-length transactions that have not resulted in any arrangement beyond that of a normal commercial relationship with an unaffiliated third party. In no way could one view, as described in SEC literature with respect to Securities Act Rule 140, the Company as a vehicle through which Qualcan Canada conducts its business. Otherwise, all companies with an executed, but pending incomplete business combination would be required to register the shares of a possible merger partner at the same time they register their own.

Further, the Company intends to utilize a substantial portion of the net proceeds of this offering to finance the acquisition and related transaction costs of two retail dispensaries in Nevada. These transactions are for the benefit of the Company as to which Qualcan Canada has no separate rights. The Company is not merely a vehicle for raising funds for Qualcan Canada; rather, the Company is acquiring the retail dispensaries as part of its own growth plan, which may or may not involve Qualcan Canada in the future. Inasmuch as (i) the completion of the share exchange transaction is not assured, (ii) Qualcan Canada does not control the Company, (iii) the Company’s stockholders would be required to vote on the transaction at a later date and (iv) the net proceeds of this offering are not being used for Qualcan Canada, it would be a dramatic expansion of Rule 140 and other guidance to require listing Qualcan Canada as a co-issuer. Absent any material connection between this offering and the share exchange, such as the irrevocable proxy, there should be no question that this is not an attempt to circumvent the registration requirements of the Securities Act.

February 10, 2020 Page 7

The Company respectfully submits that the disclosure regarding the proposed Qualcan Canada share exchange transaction provided in the Offering Circular places the appropriate emphasis on the importance of the transaction and conveys all material information relevant to investors in this offering.

For the reasons stated above, the Company does not believe Qualcan Canada should be listed as a co-issuer.

21.	Please provide us with your analysis as to whether this offering also represents the offer and sale of the Qualcan Canada shares to be issued in connection with the Share Exchange to investors in this offering. We note that by executing the subscription agreement investors in this offering appear to be agreeing to be irrevocably bound to exchange the Mystic Holding shares they are purchasing for the Qualcan Canada shares to be issued in connection with the Share Exchange. See Section 9 of the draft Subscription Agreement. As such, investors appear to be making an investment decision at the time of entry into the subscription agreement as to both the Mystic Holdings shares and the Qualcan Canada shares.

Response: As noted in the first paragraph of the response to Comment 20 above, the Subscription Agreement has been revised (and is being re-filed herewith) to eliminate from this offering the irrevocable proxy relating to the proposed share exchange. Accordingly, stockholders of the Company, including purchasers in this offering, will be asked to vote on the share exchange transaction and make an “investment decision” at a later date. Based on the foregoing, the Company believes that this offering does not represent the offer and sale of the Qualcan Canada shares to the investors in this offering.

22.	Please tell us what exemption from registration Qualcan Canada intends to use for the Share Exchange. Per the Share Exchange Agreement, it appears that Rule 506(b) of Regulation D is proposed. As it is likely you will have more than 35 non-accredited investors following the completion of this offering, please tell us how 506(b) would be available for the Share Exchange. In responding to this comment, please address the availability of the Rule 506(b) exemption in light of Comment 21 above.

Response: In response to the staff’s comment, the Company does not believe that Rule 506(b) under Securities Act will be available for the share exchange due to the expected number of non-accredited investors in this offering. We expect that a fully-registered Registration Statement on Form F-4 (including a joint proxy statement/prospectus) will likely be required instead.

23.	You indicate that Qualcan Canada intends to have two classes of shares and that this dual class structure is “designed to maintain the ‘foreign private issuer’ status of Qualcan Canada.” Please provide us with your analysis on how Qualcan Canada will be a foreign private issuer following the Share Exchange.

Response: The Company has determined to eliminate the dual class structure and will have only one class of common stock. Should the share exchange transaction be completed, Qualcan Canada will comply with all applicable SEC reporting regimes based on its status at the time.

February 10, 2020 Page 8

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Offering Statement, please do not hesitate to contact Lorenzo Barracco, the Chief Executive Officer of the Company, at (646) 286-9070, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Christopher Edwards, Esq.
Ms. Jeanne Bennett
Mr. Lorenzo Barracco